

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

Via Facsimile
Mr. Ronald C. Edmonds
Vice President & Controller
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

      Re: The Dow Chemical Company
                   Form 10-K for the Fiscal Year Ended December 31, 2013
                   Filed February 14, 2014
                   File No. 1-3433

Dear Mr. Edmonds:

      We have reviewed your response letter dated May 16, 2014 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 68

Note 14 – Commitments and Contingent Liabilities, page 101
Litigation, page 102
Urethane Matters, page 106

1.   We note your response to prior comment one from our letter dated May 2, 2014; however, it is not clear to us how you have concluded that a loss related to this matter is remote given the District Court jury verdict. We note you provided us documents related to your pending appeal; however, you did not provide information to help us more fully understand the analysis and assessment you preformed that led you to conclude a loss is remote. Please advise. In addition, it appears to us your current disclosures related to this matter could be considered somewhat contradictory. Please expand your disclosures in future filings to explain how and why you concluded a loss is not probable, notwithstanding the jury verdict. Please provide us your proposed disclosures. Finally, please tell us if you have or are engaged in any settlement discussions related to this matter and, if applicable, explain how such discussions have impacted your assessment.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief